Snow Lake Launches Strategic Growth Plan Targeting Investments in Solana Crypto (SOL), and Clean Energy Technologies

Winnipeg, Manitoba, Canada, April 22, 2025 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (Nasdaq: LITM) ("Snow Lake" or the "Company"), announces a strategic growth initiative (the "Strategic Growth Plan") to allow the Company to utilize existing and future cash on hand to grow the Company's treasury and accelerate its long-term vision in critical resources. The Strategic Growth Plan will broaden and diversify the Company's investment targets to allow the Company to explore strategic investments within Solana (SOL) blockchain infrastructure, and clean energy technologies, with the intention of accelerating the growth of its treasury. The Strategic Growth Plan reflects the Company's commitment to building a resilient and future-facing business model that balances its core critical resources operations with exposure to high-growth, tech-driven sectors.

As part of the Strategic Growth Plan, the Company plans to deploy capital across a carefully selected range of strategic opportunities, including critical mineral development, blockchain infrastructure such as the Solana ecosystem, and clean energy platforms aligned with global electrification and AI-driven energy demand. These investments are designed to strengthen Snow Lake's balance sheet, increase optionality, and support value creation for shareholders over time.

Key Highlights:

  Allocating capital to focus on long-term strategic growth

  Target sectors include Solana (crypto), clean energy, and critical minerals

  Aims to increase balance sheet strength and long-term shareholder value

  Leverages Company's resource expertise while expanding into future-facing markets

Snow Lake remains fundamentally committed to the exploration and development of essential natural resources. These projects-often long-cycle and capital-intensive-require financial agility and vision to bring online. By pairing its core mining initiatives with selective high-growth investments, the Company is creating a flexible strategy that can evolve with changing markets and technologies.

Current areas of focus include blockchain infrastructure, particularly the scalable and energy-efficient Solana (SOL) ecosystem, as well as clean energy technologies and AI-related platforms that support the global energy transition. Snow Lake's management continues to evaluate and adapt its investment strategy to reflect new opportunities and long-term global trends.

This strategic direction reinforces Snow Lake's belief that combining its deep expertise in resource development with selective, high-potential investments in emerging sectors will allow the Company to scale, diversify, and remain competitive in a rapidly evolving global economy.

About Snow Lake Resources Ltd.

Snow Lake Resources Ltd., d/b/a Snow Lake Energy, is a Canadian mineral exploration company listed on Nasdaq:LITM, with a global portfolio of clean energy mineral projects comprised of two uranium projects and two hard rock lithium projects.  The Engo Valley Uranium Project is an exploration stage project located in the Skeleton Coast of Namibia, and the Black Lake Uranium Project is an exploration stage project located in the Athabasca Basin, Saskatchewan.  The Shatford Lake Project is an exploration stage project located adjacent to the Tanco lithium, cesium and tantalum mine in Southern Manitoba, and the Snow Lake Lithium™ Project is an exploration stage project located in the Snow Lake region of Northern Manitoba.  Learn more at www.snowlakeenergy.com.

Forward-Looking Statements: This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd.. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Contact and Information	Investor Relations	Follow us on Social Media

Frank Wheatley, CEO	Investors: ir@snowlakelithium.com	Twitter: www.twitter.com/SnowLakeEnergy

	Website: www.snowlakeenergy.com	LinkedIn: www.linkedin.com/company/snow-lake-energy